November 26, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Voyager Learning Company (the "Company") and, under the date of September 17, 2008, we reported on the consolidated financial statements of the Company as of and for the years ended December 30, 2006 and December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 30, 2006. On November 20, 2008, the auditor-client relationship ceased upon the Company filing its quarterly financial statements for the three fiscal quarters of 2006 on Form 10-Q. We have read the Company's statements included under Item 4.01 of its Form 8-K/A dated November 26, 2008, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP